

August 1, 2014

Via E-mail
Paul Giles
Chief Executive Officer
World Moto, Inc.
131 Thailand Science Park INC-1 #214
Phahonyothin Road
Klong1, Klong Luang
Pathumthani 12120 Thailand

> **Re:** **World Moto, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on July 17, 2014**
> **File No. 333-195710**

Dear Mr. Giles:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references to prior comments refer to our letter, dated July 8, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-16

1. We have reviewed your response to prior comment 11. We further note that this is your first franchise agreement. It is unclear to us how you determined that all obligations, both explicit and implicit have been fulfilled before this franchisee has begun its operations. Given that you do not have prior franchise agreements in place, tell us how you determined that no additional obligations or services will be necessary to be provided prior to the franchisee beginning operations. Refer to FASB ASC 952-605-25-3.

2.   We note your response to the third bullet point of prior comment 11. Please expand your revenue recognition policy to include the information provided in your response, "that the first twelve months of operations are royalty free for the franchisee."

<u>Note 3 – Acquisition of World Moto Assets, page F-17</u>

3.   We note your response to prior comment 12 that you concluded that you are the legal acquirer and accounting acquirer in this transaction. However, it does not appear that you have provided your analysis to reach this conclusion. Please provide us with your analysis. Refer to FASB ASC 805-10-55-11 through 55-15.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579, or in her absence, me at (202) 551-3457 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
        Mark C. Lee
        Greenberg Traurig, LLP